Juhi:

At the age of 16, I was diagnosed with a debilitating disease and despite having access to the best doctors in the world my body was simply not responding to traditional medicine.

Within three years, my organs were on the verge of shutting down and as a final measure I travelled to India to meet Asha Wollman, a pioneer in contemporary alternative medicine.

Under Asha's care, I received steady acupuncture treatments and followed a strict diet based on Ayurveda, the 3,000 year-old ancient Indian science.

Today, over 20 years later, I sit here symptom free.

My experiences set me on a journey where I dedicated myself to becoming a Doctor of Oriental Medicine.

Over the past 12 years, I've treated hundreds of patients, worked alongside leading Eastern and Western Doctors and treated orphans in Haiti to help them reclaim their health.

My experiences inspired me to launch The Juhi Center.

Our mission is to provide holistic, whole healing for the body, mind and spirit through a complement of naturopathic treatments and products from around the world.

Here's a little known secret:

Americans spent $34 billion on alternative medicine every year in the U.S.

40% of American adults having used alternative therapies in the last year alone.

Americans also spent $14.8 billion on nonvitamin, nonmineral, natural products.

We believe this is a healthcare movement that is just beginning.

At The Juhi Center our goal is to integrate key Eastern and Western modalities delivered by recognized practitioners under a single roof.

Our flagship location is located in the heart of Manhattan on 61st Street and Lexington Avenue.

Here we focus on diagnosis, personalized treatment plans and patient education to create a virtuous cycle of healing.

The Center will offer Acupuncture, Ayurveda, Nutrition, Chinese Herbology, Homeopathy and Therapeutic Massage.

Patients will have the option to meet with a practitioner and develop a cohesive treatment program or choose treatments a la carte.

Testimonials:

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<u>Juhi:</u>

Our plan is to launc our first Center in New York with subsequent locations in Los Angeles, San Francisco and Miami.

But this is just the first step. We believe there is a tremendous opportunity here for us to build a singular brand around natural health, go beyond physical centers, and introduce content and products to those that don't have the opportunity to visit our Centers.

We invite you to join us on a journey of transforming health.

Join us at The Juhi Center.